As filed with the Securities and Exchange Commission on November 24, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Western Asset Inflation-Linked Income Fund

(Name of Subject Company (issuer))

Western Asset Inflation-Linked Income Fund

(Name of Filing Person (offeror))

Common Shares

No Par Value

(Title of Class of Securities)

95766Q106

(CUSIP Number of Class of Securities)

MARC DE OLIVEIRA

SECRETARY AND CHIEF LEGAL OFFICER

100 FIRST STAMFORD PLACE

STAMFORD, CT 06902

(203) 703-7028

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Bryan Chegwidden, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

WESTERN ASSET INFLATION-LINKED INCOME FUND

ANNOUNCES PLAN FOR TENDER OFFER

NEW YORK – (BUSINESS WIRE) – November 24, 2020. Western Asset Inflation-Linked Income Fund (NYSE: WIA) announced today that the Fund’s Board of Trustees has authorized (subject to certain conditions) a cash tender offer for up to 20% of the Fund’s outstanding common shares (the “Shares”) at a price per Share equal to 99% of the Fund’s net asset value per Share as of the business day immediately following the expiration date of the tender offer. The commencement of the tender offer will be announced at a later date. The Fund will repurchase Shares tendered and accepted in the tender offer in exchange for cash. In the event the tender offer is oversubscribed, Shares will be repurchased on a pro rata basis.

The commencement of the tender offer is pursuant to an agreement (the “Standstill Agreement”) between the Fund and Karpus Investment Management (“Karpus”). During the effective period of the Standstill Agreement, Karpus has agreed to (1) be bound by the terms of the Standstill Agreement, including certain standstill covenants, and (2) vote its Shares on proposals submitted to shareholders in accordance with the recommendation of the Fund’s Board of Trustees (subject to certain limited exclusions). The Fund has been advised that Karpus will file a copy of the Standstill Agreement with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to its Schedule 13D.

The Fund has not commenced the tender offer described in this release. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Information about the tender offer, including its commencement, will be provided by future public announcements. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund. There can be no assurance that any Share repurchases will reduce or eliminate the discount of the Fund’s market price per Share to the Fund’s net asset value per Share.

Western Asset Inflation-Linked Income Fund, a diversified, closed-end management investment company, is administered by Legg Mason Partners Fund Advisor, LLC (“LMPFA”), is advised by Western Asset Management Company, LLC (“Western Asset”) and is subadvised by Western Asset Management Company Limited (“Western London”), Western Asset Management Company Ltd (“Western Japan”) and Western Asset Management Company Pte. Ltd. (“Western Asset Singapore”). Each of LMPFA, Western Asset, Western London, Western Japan and Western Singapore is an indirect, wholly-owned subsidiary of Franklin Resources, Inc.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the SEC.

For more information about the Fund, please call Investor Relations: 1-888-777-0102, or consult the Fund’s web site at www.lmcef.com. The information contained on the Fund’s web site is not part of this press release. Hard copies of the Fund’s complete audited financial statements are available free of charge upon request.

Category: Fund Announcement

Media Contact: Fund Investor Services-1-888-777-0102

Source: Franklin Templeton